

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive South
Suite 720
Denver, CO 80209

> **Re: Vitro Biopharma, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 8, 2023**
> **File No. 333-267366**

Dear Christopher Furman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1, filed May 8, 2023

Summary, page 1

1.   Please include higher resolution images of each of the charts presented on pages 2, 3, 97 and 98. Currently the tables are difficult to read.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 75

2.   We note your disclosure stating that you have determined that you have no critical accounting estimates material to your consolidated financial position, results of operations, or cash flow related to your consolidated financial statements included in this

prospectus. Please tell us how you determined that the estimates you used in evaluating goodwill and other intangible assets for impairment and the estimates you used in valuing your stock-based compensation are not material to your financial statements.

Our Products

Cosmetic Conditioned Media and Exosome-Containing Serums, page 90

3. We note your disclosure that from June 2022 to July 2022, you "voluntarily suspended sales of InfiniVive MD's Exosome Serum in the United States in order to conduct an investigation into the administration of this product by medical professionals that have purchased this product directly from [you] or via distribution from other medical professionals." Please revise your disclosure to provide further details about what prompted your decision to voluntarily suspend sales of this product, what the basis of your investigation was, what, if anything, your investigation uncovered and which regulatory advisors you consulted with.

Preliminary Tolerability Data from Foreign Clinical Studies, page 92

4. We note your disclosure here that you receive "data relating to any occurrence of any serious adverse events[.]" Please clarify your disclosure here to note whether any serious adverse events have actually been recorded and whether you have received such data from any foreign third-party clinics using AlloRx Stem Cells. To the extent you have received reports of serious adverse events, describe the events and quantify the number of each type of event.

Financial Statements for Fiscal Years Ended October 31, 2022 and 2021

Note 5- Intangible Assets, page F-17

5. Please expand your note disclosure of intangible assets subject to amortization to include the estimated aggregate amortization expense for each of the five succeeding fiscal years, in accordance with ASC 350-30-50-2(a)(3).

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David J. Babiarz